11021307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 14 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4208 Six Forks Road, Suite 1700
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Buchanan 919-870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OYC 3/23/14

AP 3/30

OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance officer

Title

Allison V. Hubbell

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Member
CapFinancial Partners, LLC:

We have audited the accompanying balance sheets of CapFinancial Partners, LLC (the "Company"), a wholly-owned subsidiary of CapFinancial Group, Inc., as of December 31, 2010 and 2009, and the related statements of income and member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

March 3, 2011

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Balance Sheets

December 31, 2010 and 2009

		2010	2009
Assets			
Current assets:			
Cash and cash equivalents	$	3,163,436	2,051,363
Accounts receivable - trade, net of allowance		2,763,972	1,780,401
Other receivables		260,480	341,233
Prepaid expenses		532,771	618,919
Total current assets		6,720,659	4,791,916
Property and equipment, at cost:			
Office furniture and equipment		2,140,444	1,202,705
Software		323,806	311,549
		2,464,250	1,514,254
Less accumulated depreciation and amortization		(1,298,614)	(968,018)
Property and equipment, net		1,165,636	546,236
Other assets:			
Notes receivable - non-current portion		526,768	488,568
Other		361,872	312,498
		888,640	801,066
	$	8,774,935	6,139,218
Liabilities and Member's Capital			
Current liabilities:			
Accounts payable		177,760	901,084
Commissions payable		399,573	275,197
Other payables		189,698	26,387
Accrued expenses		13,903	290,238
Deferred revenue		171,400	-
Deferred rent		41,962	38,528
Total current liabilities		994,296	1,531,434
Member's capital		7,780,639	4,607,784
	$	8,774,935	6,139,218

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2010 and 2009

	2010	2009
Revenues	$ 36,417,126	25,630,149
Operating expenses:		
Salaries and management fees	20,005,401	15,270,468
Payroll taxes and benefits	2,409,956	1,596,895
Registration and fees	242,048	106,801
Publications and dues	125,849	56,321
Legal and professional	384,813	571,048
Office	484,263	368,047
Travel and entertainment	1,331,950	997,171
Insurance	244,740	176,929
Promotion	580,473	723,191
Depreciation and amortization	331,100	221,391
Retirement	511,893	428,104
Technology	1,442,377	976,278
Rent	2,427,622	1,021,262
Client relations	116,006	88,087
Taxes and licenses	43,057	42,206
Miscellaneous	36,701	219,319
	30,718,249	22,863,518
Operating income	5,698,877	2,766,631
Other income (expense):		
Interest income	114,743	48,350
Loss on asset disposal	(40,765)	(83,559)
Total other income (expense)	73,978	(35,209)
Net income	5,772,855	2,731,422
Member's capital, beginning of year	4,607,784	5,949,362
Distributions	(2,600,000)	(4,073,000)
Member's capital, end of year	$ 7,780,639	4,607,784

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 5,772,855	2,731,422
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	331,100	221,391
Loss on asset disposal	40,765	83,559
Changes in operating assets and liabilities:		
Accounts receivable - trade	(983,571)	(598,799)
Other receivables	(38,594)	86,665
Prepaid expenses	86,148	(90,673)
Accounts payable	(723,324)	550,182
Commissions payable	124,376	102,200
Other payables	163,311	16,937
Accrued expenses	(276,335)	193,768
Deferred revenue	171,400	-
Deferred rent	3,434	30,517
Net cash provided by operating activities	4,671,565	3,327,169
Cash flows from investing activities:		
Purchases of property and equipment	(990,761)	(62,237)
Decrease in notes receivable	54,800	45,572
Purchases of goodwill and other assets	(23,531)	(1,448)
Net cash used in investing activities	(959,492)	(18,113)
Cash used in financing activities-distributions	(2,600,000)	(4,073,000)
Net increase (decrease) in cash and cash equivalents	1,112,073	(763,944)
Cash and cash equivalents, beginning of year	2,051,363	2,815,307
Cash and cash equivalents, end of year	$ 3,163,436	2,051,363

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of CapFinancial Group, Inc. ("Group"). The Company operates in North Carolina and is licensed to operate in approximately thirty-seven other states. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a settlement-date basis. Fees on accounts managed by the Company are collected and recognized on a quarterly basis at the beginning of each calendar quarter.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for 2010 and 2009 was $68,546 and $22,500, respectively.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the member; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2007 through December 31, 2010 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. Amounts on deposit in excess of this limit as of December 31, 2010 and 2009 were $3,068,756 and $1,422,359, respectively.

Reclassifications

Certain amounts in the financial statements for 2009 have been reclassified to conform to the presentation for 2010. These reclassifications have no impact on net income or member's capital as previously reported.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000 as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital, as restated pursuant to a FINRA examination conducted in January 2011, of ($1,392,062), which was ($1,642,062) in excess of required net capital, and its ratio of aggregate indebtedness to net capital was (1.32) to 1. See note 8.

(3) Related Parties

As of December 31, 2010 and 2009, the Company had payables of $25,186 and $174,779, respectively, representing expenses paid by Group on behalf of the Company. See note 5 for details of lease payments to related parties.

(4) Pension Plan

The Company maintains a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2010 and 2009 were $511,893 and $428,104, respectively.

(5) Leases

The Company pays rent under a sublease on certain office space in Raleigh, North Carolina, which is leased by Group (see note 3). In 2009, the Company entered into a lease for new office space commencing in December 2009, requiring monthly lease payments of approximately $117,000 with moderate annual increases through June 30, 2020.

Additionally the Company leases or subleases additional office space in Raleigh, as well as office space in Charlotte, North Carolina, Atlanta, Georgia, Richmond, Virginia, Doylestown, Pennsylvania, Akron, Ohio, Dallas, Texas, and Westlake Village, California for varying terms, the longest ending in 2020. Future minimum payments are reflected below.

Year ending December 31.		
2011	$	1,766,310
2012		1,710,300
2013		1,675,454
2014		1,508,988
2015 and beyond		7,838,993
	$	14,500,045

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

(6) Acquisitions

The Company continues to pursue acquisitions of other introducing broker dealers through its parent corporation, CapFinancial Group, Inc. During May, 2010, Group completed the acquisition of certain assets of another broker dealer in Dallas, Texas. In December, 2010, Group completed the acquisition of certain assets of a broker dealer group in Des Moines, Iowa.

(7) Notes Receivable

In 2010 and 2009, certain key employees received a cash payment, documented with a note, in connection with their employment. These notes receivable are forgiven over the initial five years of employment (one-fifth each year). Should the employee terminate prior to the end of the fifth year for reasons other than death or total disability, the balance of the note is due and payable plus interest. Balances due under such notes are as follows:

	2010	2009
Current portion	$ 188,800	278,800
Long-term portion	526,768	488,568
	$ 715,568	767,368

(8) Subsequent Events

The date to which events occurring after December 31, 2010, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is March 3, 2011, the date the financial statements were available to be issued.

On January 18, 2011 Financial Industry Regulatory Authority (FINRA) began an examination of the Company's financial operations and sales practices as part of their cycle examination process. The examiners deemed that the Company's cash accounts totaling $3,078,843 are non-allowable assets due to a technicality, specifically, the degree of control that a third party accounting services provider had over these accounts. The Company amended its Focus Report for November and December 2010 and January 2011, reducing net capital by the cash balances and other adjustments. Net capital was adjusted from $2,416,106 to ($1,392,062) for December 31, 2010. The outside accounting firm's access to the cash accounts was removed and the Company was in compliance with net capital requirements as of February 4, 2011.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2010 and 2009

	Total
Balance, December 31, 2008	$ 5,949,362
Net income for 2009	2,731,422
Distributions	(4,073,000)
Balance, December 31, 2009	4,607,784
Net income for 2010	5,772,855
Distributions	(2,600,000)
Balance, December 31, 2010	$ 7,780,639

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2010 and 2009

		2010	2009
Net capital:			
Total member's equity	$	7,780,639	4,607,784
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(9,172,681)	(3,840,308)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(20)	(11,378)
Net capital	$	(1,392,062)	756,098
Aggregate indebtedness:			
Accounts payable	$	177,760	901,084
Commissions payable		399,573	275,197
Other payables and accruals		416,963	355,153
Payable to parent-reflected on Focus only		839,051	-
Total	$	1,833,347	1,531,434
Net capital requirements:			
Broker-dealer	$	250,000	100,000
Net capital in excess of requirements		(1,642,062)	656,098
Net capital as computed above	$	(1,392,062)	756,098
Ratio of aggregate indebtedness to net capital		(1.32) to 1	2.0 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2010, as amended on March 3, 2011.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010 and 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2010 and 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

March 3, 2011

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member
CapFinancial Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CapFinancial Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CapFinancial Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapFinancial Partners, LLC's management is responsible for CapFinancial Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

March 3, 2011

CAPFINANCIAL PARTNERS, LLC

Schedule of Assessment and Payments

For the Year Ended December 31, 2010

Assessment for December 31, 2010	$	78,646
Less:		
Payment July 30, 2010		(38,544)
Payment February 18, 2011		(40,102)
Balance due, March 1, 2011	$	none

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary
of CapFinancial Group, Inc.)

Financial Statements
and Internal Control Report

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)